

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 20, 2009

<u>Via Mail and Fax</u>

Brian J. Rice
Executive Vice President and Chief Financial Officer
Royal Caribbean Cruises LTD.
1050 Caribbean Way
Miami, FL 33132

   RE: Royal Caribbean Cruises LTD.
      Form 10-K for the Year Ended December 31, 2008
      File Number: 001-11884

Dear Mr. Rice:

   We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business, page 1
Industry, page 4

1. Please disclose the basis for your estimates indicated by "(1)"on this page.

Item 7. Management's Discussion and Analysis, page 31
Critical Accounting Policies, page 32

2. It appears from your disclosures that derivative financial instruments are material to your operations and that there may be a certain amount of estimation associated with determining the related amounts. In this regard, please disclose the significant judgments, assumptions, and uncertainties associated with determining the fair values, along with the factors subject to estimation and variability, associated with the respective instruments employed. Also include factors considered significant in assessing and measuring the effectiveness of the respective instruments.

Liquidity and Capital Resources, page 44
Sources and Uses of Cash, page 44

3. Please tell us the circumstances associated with the settlements on your foreign currency forward contracts of $269.8 million and $59.4 million in 2008 and 2007, respectively, indicated in the second paragraph hereunder, and explain to us your accounting for these settlements.

Contractual Obligations and Off-Balance Sheet Arrangements, page 45

4. You disclose in footnote 1 to the contractual obligations table that the amounts exclude interest because a significant portion of your debt is variable rate. It appears to us that 43% of your debt outstanding at December 31, 2008 is fixed rate debt. Although fixed rate debt may be subject to an interest rate swap arrangement for variable rate interest that impacts the overall net amount of cash flows associated with the fixed rate debt, it appears to us that payment of scheduled fixed rate interest is still relevant to the holders of the fixed rate debt. Accordingly, we believe, at a minimum, that you should include in the table the scheduled interest associated with fixed rate debt. We also believe that it would be meaningful to include in the table interest associated with outstanding debt subject to variable rates of interest, with disclosure of the basis of the amounts so included. In the event that interest for debt subject to variable rates is excluded, please disclose (i) the amount of outstanding debt subject to variable rate interest at the date of the latest period presented for which interest has been excluded, (ii) the associated weighted average variable interest rate of such debt, (iii) the significant contractual terms of such debt, and (iv) any other additional information that is material to an understanding of the future cash flows of such debt.

Funding Sources, page 46

5. It appears to us the implication from the disclosure in the second paragraph hereunder is that the working capital deficit is due to customer deposit liabilities. When you receive cash for customer deposits received on sales of cruises collected in advance of sailing, you have cash in hand with an equal amount of deferred revenue, which together do not create a working capital deficiency as both assets and liabilities are

increased. Rather, it appears that your working capital deficit may be due to your use of cash from customer deposits for other operating and investing and financing commitments. Please revise this disclosure as appropriate to discuss the reasons for the deficit.

Notes to the Consolidated Financial Statements, page F-8
Note 2. Summary of Significant Accounting Policies, page F-8
Property and Equipment, page F-8

6. Please tell us and expand your disclosure to provide a detailed description of the types of costs included in deferred drydocking costs. Describe for us and in your disclosure how you distinguish between costs that are expensed as incurred as repair and maintenance and costs that are deferred as drydocking costs. Additionally, provide us with and, to the extent material, present in your filings a roll-forward of the beginning and ending balance of your deferred drydocking costs that includes the amounts of periodic deferrals and amounts amortized. Please also tell us where you classify drydocking expenditures on your statements of cash flows.

Note 8. Long-Term Debt, page F-16

7. Please specify the full actual interest rate on debt outstanding at the end of each year presented that is based on LIBOR or other rate that varies.

8. We note your disclosure that under certain of your agreements the contractual interest rate and commitment fee vary with your debt rating, and that your debt rating has changed. Please disclose the effect this has had on your interest rate, interest expense and commitment fee.

Note 10. Stock-Based Employee Compensation, page F-17

9. Please tell us and disclose the basis for the change in the forfeiture rate assumption and what the assumption was before and after the change.

10. Please tell us and disclose where stock-based compensation is reported in your statements of cash flows. Consider presenting such separately therein.

11. Please disclose information in regard to options expected to vest and fully vested options (to the extent different from options exercisable) pursuant to paragraph A240d of FAS 123R.

Note 14. Derivatives, page F-20

12. Given the magnitude of your derivatives, and for greater transparency and understanding of your derivatives to investors, please consider disclosing the specific methodology used to test hedge effectiveness for each type hedge employed. In so

doing, clearly describe the basis upon how effectiveness/ineffectiveness is determined.

Note 16. Commitments and Contingencies
Litigation, page F-23

13. We note your disclosure of the nature of litigation against you. We believe this disclosure could be improved and made more meaningful by including disclosure of amounts sought.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief